SCHEDULE A

Transactions in the Shares of the Issuer Since the Filing of the Schedule 13D

The following tables set forth all transactions in the Shares effected since the filing of the Schedule 13D by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
5/7/2026	(80,000)	17.34
5/8/2026	(12,000)	17.84